SECURIT 05037484 ION

ANNL RT

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH, D.C. 213

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MYERBERG & COMPANY, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARCIA MYERBERG 212-750-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTZ RUBENSTEIN REMINICK LLP
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY, 17TH FLOOR, NEW YORK, NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2005

OATH OR AFFIRMATION

I, MARCIA MYERBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MYERBERG & COMPANY, L.P., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET SAURI-NIEVES
Notary Public, State of New York
No. 01NI5070544
Qualified in Orange County
Certified in New York County
Commission Expires December 23, 2006

Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

MYERBERG & COMPANY, L.P.

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Year Ended December 31, 2004

MYERBERG & COMPANY, L.P.

Contents

Year Ended December 31, 2004 *Pages*

HOLTZ
RUBENSTEIN
REMINICK

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report

To the Partners
Myerberg & Company, L.P.

We have audited the accompanying statement of financial condition of Myerberg & Company, L.P. as of December 31, 2004, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Myerberg & Company, L.P. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Holtz Rubenstein Reminick LLP

New York, New York
February 7, 2005

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	557,300
Fees receivable		47,488
Receivable from clearing broker		100,017
Property and equipment		29,256
Other assets		74,103
	$	808,164

Liabilities and Partners' Equity

Accounts payable and accrued liabilities	$	83,106
Income taxes payable		12,500
Total liabilities		95,606
Commitments and contingencies		
Partners' equity		712,558
	$	808,164

See notes to financial statements.

Statement of Income

Year Ended December 31, 2004

Revenue	
Advisory fees	$ 550,046
Commissions	877,409
Interest and dividends	4,397
Total Revenue	1,431,852
Expenses	
Employee compensation and benefits	494,640
Commissions	397,240
Communications	58,184
Occupancy and equipment rental	71,419
Clearance expense	57,178
Other expenses	225,444
Total Expenses	1,304,105
Income before Provision for Income Taxes	127,747
Provision for Income Taxes	15,910
Net Income	$ 111,837

See notes to financial statements.

Statement of Changes in Partners' Equity

Year Ended December 31, 2004

Partners' Equity - January 1, 2004	$	986,451
Net Income		111,837
Partners' Distributions		(385,730)
Partners' Equity - December 31, 2004	$	712,558

Statement of Cash Flows

Year Ended December 31, 2004

Cash Flows from Operating Activities:	
Net income	$ 111,837
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	14,492
Changes in operating assets and liabilities:	
Fees receivable	31,906
Receivable from clearing broker	(15)
Other assets	(5,286)
Accounts payable and accrued liabilities	(204,567)
Income taxes payable	(23,900)
Net Cash Used in Operating Activities	(75,533)
Cash Flows from Investing Activities:	
Acquisition of property and equipment	(14,024)
Net Cash Used in Investing Activities	(14,024)
Cash Flows from Financing Activities:	
Partners' distributions	(385,730)
Net Cash Used in Financing Activities	(385,730)
Net Decrease in Cash and Cash Equivalents	(475,287)
Cash and Cash Equivalents, beginning of year	1,032,587
Cash and Cash Equivalents, end of year	$ 557,300
Supplemental Disclosure:	
Cash paid for income taxes	$ 39,810

Notes to Financial Statements

Year Ended December 31, 2004

1. Summary of Significant Accounting Policies

Description of business - Myerberg & Company, L.P. (A Limited Partnership) ("Company") is a woman owned and managed investment banking firm operating in the taxable fixed income and equities markets with a primary focus in public and private mortgage and asset-backed securities and the full range of agency debt securities. The Company is an SEC registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company maintains its office in New York City.

The Company is also engaged by institutional clients to provide financial advisory and portfolio valuation services on a fee basis. Substantially all of the advisory fees were earned from two clients.

Recognition of revenue and expenses - Customers' securities transactions, commission income and expenses are recorded on a trade date basis. Securities transactions of the Company and investment banking revenue, including management fees, sales concessions, and underwriting fees, are recorded at the trade date.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities owned - Proprietary securities transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the asset.

Payments to partners - Payments to partners for services rendered are accounted for as partnership expenses rather than as allocations of partnership net income.

Income taxes - As a partnership, the Company is not subject to federal and New York State income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Company's net taxable income. The Company is, however, subject to the New York City Unincorporated Business Tax.

The Company's effective income tax rate is higher than what would be expected if the statutory rate were applied to income before provision for income taxes, primarily because of guaranteed payments to partners, which are deducted as expenses for financial reporting purposes but not deductible for tax purposes.

2. Property and Equipment

Property and equipment consists of the following:

December 31, 2004		
Office Equipment	$	118,224
Office Furniture		38,530
Leasehold Improvements		8,889
		165,643
Accumulated Depreciation and Amortization		136,387
	$	29,256

Depreciation and amortization expense charged to operations for the year ended December 31, 2004 was $14,492.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $602,215, which was $502,215 in excess of its required net capital of $100,000.

4. Retirement Plan

The Company sponsors a profit-sharing plan covering all of its eligible employees. Under the plan, the Company may contribute to the plan an amount designated by management. The Company did not make a profit-sharing contribution for the year ended December 31, 2004.

5. Commitments and Contingencies

Operating lease - In January 2004, the Company entered into a five-year lease agreement expiring in April 2009 for its office facilities. In addition to minimum monthly rent, the Company is obligated for real estate taxes and operating cost escalations.

Future minimum rental payments under this lease for each of the next five years are:

Year Ending December 31,		
2005	$	77,322
2006		77,322
2007		77,322
2008		77,322
2009		25,774
	$	335,062

Rent expense charged to operations for the year ended December 31, 2004 was $70,598.

Agreements with clearing broker - The Company processes all of its securities transactions through a clearing broker that is a member of the New York Stock Exchange, Inc. Accordingly, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker, that is responsible for custody and processing (see Note 6).

6. Off Balance Sheet Risk and Concentration of Assets

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from the customers' failure to complete such transactions.

The Company does not anticipate nonperformance by customers or the clearing broker in the above situations. In addition, the Company has a policy of reviewing, as it considers necessary, the credit standing of the customers and clearing broker with whom it conducts business.

The Company's cash equivalents consist of investments in money market mutual funds.

A substantial portion of the Company's assets is held by one clearing broker.

The receivable from clearing broker consists of a money market mutual fund held as a clearing deposit.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners
Myerberg & Company, L.P.

We have audited the accompanying financial statements of Myerberg & Company, L.P. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 7, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

New York, New York
February 7, 2005

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital	
Partners' capital	$ 712,558
Total Capital	712,558
Deductions and/or Charges	
Nonallowable assets:	
Property and equipment	29,256
Other assets	74,103
Total Deductions and/or Charges	103,359
Net Capital before Haircuts on Securities Position	609,199
Haircuts on Securities	
Money market funds	6,984
Net Capital	$ 602,215
Aggregate Indebtedness	
Accounts payable and accrued liabilities	$ 83,106
Income taxes payable	12,500
Total Aggregate Indebtedness	$ 95,606
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 100,000
Excess Net Capital	$ 502,215
Ratio: Aggregate indebtedness to net capital	.16 to 1

Reconciliation of the Company's computation of net capital in Schedule I and the unaudited Form X-17A-5 as of December 31, 2004.

There are no material differences between the amount reported in Schedule I and the corresponding amount reported in the Company's unaudited December 31, 2004 Form X-17A-5 filing.

Schedule II - Computation For Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (k)(2)(ii), and is therefore not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

To the Partners
Myerberg & Company, L.P.

In planning and performing our audit of the financial statements and supplementary schedules of Myerberg & Company, L.P. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

New York, New York
February 7, 2005